Back **2011-01-05, 16:09:21, EST**

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Clarkson.R **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	1776338		
Security designation	Common Shares		
Opening balance of securities held	2134340		
Date of transaction	2011-01-03		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities disposed of	32186		
Unit price or exercise price	16.0800	Currency	American Dollar
Closing balance of securities held	2102154	Insider's calculated balance	
Filing date/time	2011-01-05 16:07:53		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			

Insider: Clarkson.R **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	1776348		
Security designation	Common Shares		
Opening balance of securities held	2102154		
Date of transaction	2011-01-05		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities disposed of	200000		
Unit price or exercise price	15.6900	Currency	Canadian Dollar